10026263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunset Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 Broadway
(No. and Street)

Kansas City	MO	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Olberding 816-753-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

Two Central Park Plaza, Ste 1501	Omaha	Ne	68102-1626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

pl 3/4

9 3/11

OATH OR AFFIRMATION

I, Bruce Olberding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunset Financial Services, Inc, as of February 23, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. TATE
COMM. EXP. 01/24/2011
NOTARY PUBLIC NOTARY SEAL
#07468889
JACKSON COUNTY
STATE OF MISSOURI

Signature

President

Title

Notary Public

JANET L. TATE
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires: 01/24/2011
Commission # 07468889

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Internal Auditor's Report of Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
(amounts in thousands)

	December 31 2009	December 31 2008
ASSETS		
Fixed maturity securities (amortized cost: 2009: - $961; 2008 - $427)	$ 953	$ 440
Short-term investments	-	100
Cash and cash equivalents	802	1,702
Accounts receivable (net of allowance: 2009 - $7; 2008 - $11)	572	533
Interest receivable	3	5
Current tax asset	66	95
Deferred tax asset	1	-
Other assets	10	-
Total assets	$ 2,407	$ 2,875
LIABILITIES		
Commissions payable	$ 1,005	$ 1,117
Due to affiliated entities	37	24
Deferred tax liability	-	5
Other liabilities	168	126
Total liabilities	1,210	1,272
STOCKHOLDERS' EQUITY		
Common stock, par value $10 per share; authorized 50,000 shares, issued and outstanding, 5,000 shares	50	50
Additional paid-in capital	1,800	1,800
Retained deficit	(653)	(247)
Total stockholders' equity	1,197	1,603
Total liabilities and stockholders' equity	$ 2,407	$ 2,875

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS
(amounts in thousands)

	Year ended December 31	
	2009	2008
REVENUES		
Commissions:		
Transactions from unaffiliated entities	$ 12,265	$ 18,069
Transactions from affiliated entities	2,115	3,578
Investment income, net	27	74
Realized gains (losses), net	(11)	13
Total revenues	14,396	21,734
EXPENSES		
Commissions	12,975	19,703
Administrative fees	1,402	1,986
Legal fees	634	333
Operating expenses	18	45
	15,029	22,067
Loss before income tax benefit	(633)	(333)
Income tax benefit	(221)	(122)
Deferred income taxes	(6)	12
NET LOSS	$ (406)	$ (223)

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(amounts in thousands)

	Year ended December 31 2009	2008
COMMON STOCK, beginning and end of year	$ 50	$ 50
ADDITIONAL PAID IN CAPITAL, beginning and end of year	1,800	1,800
RETAINED DEFICIT		
Beginning of year	(247)	(24)
Net loss	(406)	(223)
End of year	(653)	(247)
STOCKHOLDERS' EQUITY	$ 1,197	$ 1,603

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year ended December 31	
	2009	2008
OPERATING ACTIVITIES		
Net loss	$ (406)	$ (223)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accounts receivable	(39)	276
Interest receivable	2	-
Current tax asset	29	(157)
Deferred tax asset	(1)	-
Other assets	(10)	-
Commissions payable	(112)	(365)
Realized (gain) loss on fixed maturity securities	11	(13)
Due (to) from affiliated entities	13	(13)
Deferred tax liability	(5)	12
Other liabilities	43	53
Net cash used	(475)	(430)
INVESTING ACTIVITIES		
Purchase of fixed maturity securities	(1,705)	(596)
Sale of fixed maturity securities	1,280	950
Net cash provided (used)	(425)	354
Decrease in cash and cash equivalents	(900)	(76)
Cash and cash equivalents at beginning of year	1,702	1,778
Cash and cash equivalents at end of year	$ 802	$ 1,702

See accompanying Notes to Financial Statements.

(amounts in thousands)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sunset Financial Services, Inc. (the Company) is a full-service brokerage firm offering a wide range of financial products. The Company is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The sales force of the Company consists primarily of agents of Kansas City Life.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents.

Securities Transactions
Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Fixed Maturity Securities
Fixed maturity securities, held for trading, are stated at fair value. The Company receives fair values from an independent third party pricing service. Changes in fair value were recorded in investment income.

Revenue Recognition
Commissions are recorded on a trade date basis as securities transactions occur.

Income Taxes
The Company files a consolidated Federal tax return with other insurance and non-insurance affiliates of its parent, Kansas City Life. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using enacted tax rates and are considered for admitted asset status according to the admissibility tests as set forth by FINRA. The Company recorded deferred tax assets of $1 at December 31, 2009 and deferred tax liabilities of $5 at December 31, 2008.

Agreement with Clearing Broker
The Company acts as an introducing broker/dealer and clears all general securities transactions with and for customers on a fully disclosed basis with National Financial Services, a clearing broker. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. All customer funds and securities are received by the clearing broker which carries the customer accounts and maintains the records of customer transactions pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. For these services, the Company will pay clearing charges as set forth in the agreement between the Company and the clearing broker. The Company is contingently liable to the clearing broker for any losses incurred which may result from the clearing of customer transactions for the Company.

As of December 31, 2009, the Company had a payable of $16 (2008 – $16 payable) with the clearing broker.

(amounts in thousands)

New Accounting Pronouncements
In May 2009, the FASB issued new guidance that established general accounting standards and disclosure for events occurring subsequent to the balance sheet date but before the financial statements are issued. This guidance became effective for interim and annual accounting periods ending after June 15, 2009. The Company adopted it upon issuance, with no material impact to the consolidated financial statements.

In June 2009, the FASB issued new guidance to establish the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. This guidance replaced previous guidance related to the same issue and became effective for interim and annual reporting periods ending after September 15, 2009. The Company adopted it upon issuance, with no material impact to the consolidated financial statements.

All other new accounting standards and updates of existing standards issued during 2009 did not relate to accounting policies and procedures pertinent to the Company at this time.

2. INVESTMENTS

Investment Revenues
The following table provides investment income by major category. Realized gains and losses on the sale of investments are determined on the basis of the specific identification method.

	2009	2008
Net investment income		
Interest	$ 26	$ 63
Dividends	1	11
Realized gains (losses)	(11)	13
Total investment income	$ 16	$ 87

Contractual Maturities
The following table provides the distribution of maturities for fixed maturity investment securities as of December 31, 2009. Expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

Contractual Maturities	Fair Value
Due in less than one year	$ 102
Due after one year through five years	355
Due after five years through ten years	396
Due after ten years	100
Total	$ 953

3. FAIR VALUE MEASUREMENTS

In accordance with FASB ASC 820, "Fair Value Measurements and Disclosures," the Company groups its financial assets and liabilities measured at fair value in three levels, based on the inputs and assumptions used to determine the fair value. These levels are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

(amounts in thousands)

- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value.

The following table presents assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2009:

Fair Value Measurements

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed maturities trading	$ 953	-	$ 953	-

4. FEDERAL INCOME TAXES

The components of income tax benefit on operations are as follows:

	2009	2008
Current income tax benefit	$ (221)	$ (122)
Deferred income tax benefit	(6)	12
Total income tax benefit	$ (227)	$ (110)

Total income tax expense (benefit) on income from operations differs from the statutory rate of 35% of income before income tax expense as shown in the following table:

	2009	2008
"Expected" income tax benefit	$ (222)	$ (116)
Increase resulting from:		
Prior year taxes	(5)	-
Change in deferred tax assets	-	6
Total income tax benefit	$ (227)	$ (110)
Effective tax rate	35.8%	33.0%

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

(amounts in thousands)

	2009	2008
Deferred tax asset		
Net unrealized losses of securities	$ 1	$ -
Deferred tax liability		
Net unrealized gains of securities	-	5
Net deferred tax asset (liability)	$ 1	$ (5)

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. The Company did not record a valuation allowance in 2009 or 2008 as management believes the Company will more likely than not realize the benefit of its deferred tax asset.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,072, which was $991 in excess of its required net capital of $81. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1 (2008 – 0.87 to 1).

6. RELATED PARTY TRANSACTIONS

Pursuant to terms of an agreement, Kansas City Life furnished certain fixed assets and administrative services to the Company. The administrative fees for providing such items, as determined by Kansas City Life, amounted to $1,402 (2008 - $1,986). At December 31, 2009, the Company had an accounts payable due to affiliates of $37 (2008 - $24). The Company receives various services as part of this relationship and the cost of these services are determined based upon internal cost studies, which may be different than if the services were provided by an unrelated third party.

The Company executed brokerage transactions for Kansas City Life and Sunset Life Insurance Company of America (Sunset Life) and recorded brokerage commissions related to these transactions. Affiliated revenues net of related commission expenses amounted to $11 (2008 - $14). Accounts receivable at December 31, 2009 included receivables from affiliates of $5.

7. CONTINGENCIES

The Company is currently a defendant in several legal proceedings described below. It is often not possible to predict the ultimate outcome of pending legal proceedings or to provide with any degree of certainty the reasonable ranges of potential losses related thereto. The matters referred to below are at stages where the Company does not have sufficient information to make an assessment of the claims for liability or damages. The claimants are seeking undefined amounts of damages or other relief, which are difficult to quantify and cannot be estimated based on the information currently available. Additionally, based on the events over the last year involving these matters, the Company does not have sufficient information at present to be able to determine whether or not these legal proceedings will have a material adverse effect on its financial position, results of operations, or cash flows.

During 2008 and early 2009, the Company was named as a defendant in several legal proceedings related to the actions of a former registered representative. The proceedings involve claims that the representative engaged in a fraudulent Ponzi scheme under which the claimants loaned money to a corporation owned by the representative in exchange for a promise of repayment plus interest. Promissory notes were issued by the representative's corporation to the claimants. The claimants all allege that the corporation did not use the funds as promised and that the representative converted the funds for personal use.

The legal proceedings related to this representative that remain contingencies include:

(a) Four lawsuits on appeal to the United States Court of Appeals for the Eighth Circuit. The four lawsuits were filed in federal district court in late 2008 and early 2009. Each suit alleged that SFS should be liable for the actions of the representative under 20(a) of the Securities Exchange Act (as a controlling person of the representative), under the theory of respondeat superior for the representative's fraudulent conduct and breach of fiduciary duty, and under state securities laws. Following initial motions, all four suits were dismissed by the District Court for failure to state a claim upon which relief can be granted. All four cases were appealed. The appellate process is still in early stages and likelihood of success in the Appellate Court's affirming the dismissals is difficult to quantify and cannot be estimated based on the information currently available.

(b) Three lawsuits filed in Nebraska state court. These suits, two of which were filed in December 2008 and one in January 2009, are based on the same alleged scheme described in the federal cases generally, although the plaintiffs do not allege that they received promissory notes. Two of the lawsuits involve plaintiffs who allege that they are owed monthly payments of a certain amount for the remainder of their lives. The other lawsuit involves plaintiffs who allege that they entrusted certain funds with the representative and are seeking return of those monies. These suits all allege that the Company should be liable for the actions of the representative under the theory of respondeat superior as the representative's principal and for providing an air of apparent authority that allowed the representative to continue the alleged scheme. Each plaintiff seeks an amount of damages to be proved at trial, prejudgment interest and reasonable attorney fees. Insufficient information is available to make any determination in these cases.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statements have been issued.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

(amounts in thousands)

	December 31 2009
NET CAPITAL	
Total stockholder's equity	$ 1,197
Non-allowable assets	81
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))	44
Net capital	1,072
Minimum net capital requirement	81
Excess net capital	$ 991
AGGREGATE INDEBTEDNESS	
Commissions payable	$ 1,005
Due to affiliated entities	37
Accounts payable and accrued liabilities	168
Aggregate indebtedness	$ 1,210
Ratio of aggregate indebtedness to net capital	1.13 to 1

Statement regarding Rule 17a-5(d)(4)

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2009.

SUNSET FINANCIAL SERVICES, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
SCHEDULE II and III

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. The Company clears transactions through National Financial Services.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sunset Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Sunset Financial Services, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunset Financial Services, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2010

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors
Sunset Financial Services, Inc.:

In planning and performing our audit of the financial statements of Sunset Financial Services, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2010

Sunset Financial Services, Inc.

Financial Statements
and
Supplemental Schedules

December 31, 2009 and 2008